Filed by Pacific Energy Partners, L.P.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                   under the Securities and Exchange Act of 1934
                                  Subject Company: Pacific Energy Partners, L.P.
                                                   Commission File No. 1-31345

[PACIFIC ENERGY PARTNERS, L.P. LOGO]
 5900 Cherry Avenue
 Long Beach, California 90805
--------------------------------------------------------------------------------

                     Pacific Energy Partners, L.P. Announces
                  Special Unitholder Meeting to Approve Merger

     LONG BEACH, Calif.--(BUSINESS WIRE)--Sept. 29, 2006--Pacific Energy Partners, L.P. (NYSE:PPX) ("Pacific Energy" or the "Partnership") announced today that the date for the special meeting of its unitholders has been set for November 9, 2006. At the meeting, Pacific Energy's unitholders will vote on whether to approve and adopt the merger agreement and approve the merger between Pacific Energy and Plains All American Pipeline, L.P. (NYSE:PAA) ("Plains"). The special meeting will be held at 9:00 a.m., Pacific Standard Time, at the Long Beach Marriott Hotel, 4700 Airport Plaza Drive, Long Beach, CA 90815.

     Plains' registration statement on Form S-4, including the joint proxy statement/prospectus for the special meeting, was declared effective by the Securities and Exchange Commission on September 29, 2006. The joint proxy statement/prospectus for the meeting is expected to be mailed on or about October 2, 2006, to Pacific Energy unitholders of record as of the close of business on September 18, 2006.

     About Pacific Energy:

     Pacific Energy is a master limited partnership headquartered in Long Beach, California. Pacific Energy is engaged principally in the business of gathering, transporting, storing and distributing crude oil, refined products and other related products. Pacific Energy generates revenues by transporting such commodities on its pipelines, by leasing capacity in its storage facilities and by providing other terminaling services. Pacific Energy also buys and sells crude oil, activities that are generally complementary to its crude oil operations. Pacific Energy conducts its business through two business units, the West Coast Business Unit, which includes activities in California and the Philadelphia, PA area, and the Rocky Mountain Business Unit, which includes activities in five Rocky Mountain states and Alberta, Canada.

     For additional information about the Partnership, please visit www.PacificEnergy.com.



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     Investor Notice:

     Pacific Energy and Plains have filed a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission ("SEC") with respect to the proposed merger of Pacific Energy with and into Plains, which joint proxy statement/prospectus has been declared effective by the SEC. The definitive joint proxy statement/prospectus will be sent to security holders of Pacific Energy and Plains seeking their approval of the merger and related transactions. Investors and security holders are urged to carefully read the joint proxy statement/prospectus because it contains important information, including detailed risk factors, regarding Pacific Energy, Plains and the merger. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents containing information about Pacific Energy and Plains, without charge, at the SEC's web site at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by directing a request to Pacific Energy or Plains. Pacific Energy or Plains and the officers and directors of the respective general partners of Pacific Energy or Plains may be deemed to be participants in the solicitation of proxies from their security holders in connection with the proposed transaction. Information about these persons can be found in Pacific Energy's or Plains' respective Annual Reports on Form 10-K filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus.

     CONTACT: Pacific Energy Partners, L.P.
              Jennifer Shigei, 562-728-2871
              562-728-2881 (fax)
              JShigei@PacificEnergy.com













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